OPPENHEIMER FINANCIALS SECTOR REVENUE ETF-EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

 On November 13, 2015, a shareholder meeting of Oppenheimer
Financials Sector Revenue ETF (the "Fund") was held at which the
Trustees identified below were elected to the Fund (Proposal No.
2).  The following is a report of the votes cast:

Nominee/Proposal         For       Withheld
 Trustees
Sam Freedman           500,115       59,944
Jon S. Fossel           501,655       58,404
Richard F. Grabish       501,655      58,404
Beverly L. Hamilton       500,371     59,688
Victoria J. Herget        500,371     59,688
Robert J. Malone          501,399     58,660
F. William Marshall, Jr.  501,399     58,660
Karen L. Stuckey          501,655     58,404
James D. Vaughn           501,399     58,660
Arthur P. Steinmetz       501,655     58,404





      On November 24, 2015, following an adjournment from a shareholder meeting held on November 13, 2015, a meeting of the Fund was held at which Proposal 1, a new Investment Advisory Agreement between Oppenheimer Revenue Weighted ETF Trust (the "Trust"), on behalf of the Fund, was approved as described in the Fund's Proxy Statement dated October 2, 2015. The following is a report of the votes cast:



Proposal 1:  To approve a new Investment Advisory Agreement


               For     Against     Abstain
            270,203     3,123     37,610